SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



FORM 11-K



Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934



For the fiscal year ended June 30, 1994


Commission file number 1-12


Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



The Quaker Investment Plan




Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                    The Quaker Oats Company
                    P.O. Box 049001
                    Chicago, Illinois 60604-9001




Item 1.  See Item 4.

Item 2.  See Item 4.

Item 3.  See Item 4.

Item 4.  Financial Statements and Exhibits

(a)  Financial Statements

     The Quaker Investment Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), and the report of Washington, Pittman & McKeever, independent public accountants, as prepared in accordance with the financial reporting requirements of ERISA is attached hereto and incorporated into this report.

(b)  Exhibit

     Consent of Independent Public Accountants -
     Washington, Pittman & McKeever.


                                  SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                         The Quaker Investment Plan
                         (Name of Plan)




                         ROBERT C. PENZKOVER
                         (Robert C. Penzkover)
                         Director - Employee Benefits


                         DENNIS M. CORRY
                         (Dennis M. Corry)
                         Manager - Benefit Plans


Date:  December 20, 1994 MELANIE PHEATT
                         (Melanie Pheatt)
                         Manager - Employee Benefits











               Exhibit Index


Exhibit                                   Paper (P) or
Number         Description                Electronic (E)

(a)            The Quaker Investment          P
               Plan Financial Statements
               as of June 30, 1994 and 1993

(b)            Consent of Independent         E
               Public Accountants